Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                           Commission File No:  001-01098

        On February 28, 2000, NiSource Inc. and Columbia Energy Group announced their proposed merger. The following is a transcript of the joint press release issued on February 28, 2000:

                                PRESS RELEASE
                              FEBRUARY 28, 2000


   [NiSource Logo]                           [Columbia Energy Group Logo]

           NISOURCE AND COLUMBIA ENERGY GROUP AGREE TO COMBINATION


          Creates Leading Gas Competitor Within Key Energy Corridor

   Merrillville, IN and Herndon, VA (February 28, 2000)   NiSource Inc.
   (NYSE:NI) and Columbia Energy Group (NYSE:CG) today announced that the boards of directors of both companies have approved a definitive merger agreement under which NiSource will acquire all of the outstanding shares of Columbia in a transaction which values Columbia's common equity at approximately $6.0 billion. NiSource will also assume approximately $2.5 billion in Columbia long-term debt. Based upon the closing market price for NiSource on February 25, 2000, the combined company would have an enterprise value of approximately $13.7 billion.

   Upon completion of the transaction, Columbia Energy Group and NiSource will become wholly owned subsidiaries of a new holding company. The transaction will be accounted for as a purchase and is expected to be dilutive to NiSource's earnings per share in the first year after the close of the combination primarily due to transaction costs and other one-time charges and accretive thereafter.

   With assets stretching from the Gulf of Mexico, through the Midwest to the Northeast, the combined company will have a powerful platform, with access to 30% of the U.S. population and 40% of U.S. energy consumption. The company will have over 4.1 million gas, electric, water and propane customers located primarily in nine states. It will:

   * Be the largest gas company east of the Rockies, based on customers
   * Have the nation's second largest volume of gas sales with 911 million cubic feet per day
   *    Have the most gas storage with 700 billion cubic feet of capacity








   TERMS:
   Under the agreement, Columbia Energy Group shareholders will receive, for each Columbia Energy Group share of common stock, $70 in cash plus a $2.60 face value SAILS{SM} (a unit consisting of a zero coupon debt security with a forward equity contract). Columbia shareholders also have the option to elect to receive (in lieu of cash and SAILS{SM}) new holding company stock in a tax-free exchange, for up to 30% of the outstanding Columbia Energy Group shares. Under the common stock option, each Columbia Energy share will be exchanged for $74 in new holding company stock subject to a collar such that, if the average NiSource share price during the 30 days prior to the closing of the transaction is greater than $16.50, Columbia shareholders will receive shares of new holding company stock valued at $74 for each Columbia Energy Group share; if the average NiSource share price during the 30 days prior to closing of the transaction is $16.50 or below, Columbia shareholders will receive 4.4848 shares of new holding company stock for each Columbia Energy Group share.

   Gary L. Neale, chairman, president and chief executive officer of NiSource, said, "This combination creates the leading gas competitor within the key energy corridor between the Gulf Coast and the Northeast. It will be a super-regional energy company with complementary market areas and no asset overlap. Scale and geography are critical to success in the evolving competitive energy industry, and we will have the size and scope necessary to compete and win. Our strategic location and breadth of assets will give us the ability to arbitrage BTUs across time, weather, geography and supply. Consumer choice, efficiency, and new products and services such as distributed generation make this transaction extremely compelling for our shareholders, customers, employees and the communities we serve.

   "The transaction structure is designed to provide Columbia Energy Group shareholders with the certainty of a cash offer, while also recognizing the opportunity to share, on a tax-free basis, in the significant future value created by this super-regional combination. Shareholders in the combined company can expect significant growth in earnings per share on a going forward basis," continued Mr. Neale.

   "Our success in building our business has been predicated upon fully utilizing the skills and experience of the management team and employees present within the companies with which we have merged. We are encouraged by the similarities in our corporate cultures and expect a smooth integration of our two companies. We have been impressed with the quality of Columbia's management team. We anticipate retaining key management personnel from each of the critical operating units and maintaining the headquarters for those businesses in their current locations," Mr. Neale concluded.

                                   -more-

   Oliver G. Richard III, chairman, president and chief executive officer of Columbia Energy Group, said, "Our Board of Directors and senior management fully support this transaction, which we have determined is in the best interest of Columbia and its shareholders. The Board reached this conclusion after a comprehensive evaluation of strategic alternatives to generate value greater than that which Columbia's business plan could create. We believe this merger with NiSource not only meets our objective of delivering superior value to Columbia's shareholders, but provides an opportunity for our shareholders and employees to participate in the growth of the combined entity. We are firmly committed to helping to achieve a rapid and seamless integration of our two companies."

   CONDITIONS:
   The merger is conditioned upon, among other things, the approvals of the shareholders of both companies and various regulatory commissions. However, if the NiSource shareholder approval is not obtained, the transaction will automatically be restructured so that Columbia Energy Group shareholders will receive $70 in cash plus a $3.02 face value SAILS{SM} unit of NiSource with no option for Columbia shareholders to elect new holding company stock. The transaction is not subject to financing. NiSource has obtained a commitment from Credit Suisse First Boston and Barclays Bank Plc for a bank facility in an amount sufficient to finance the cash portion of the purchase price. It should be noted that the Federal Trade Commission raised no objection to a previously proposed NiSource transaction with Columbia Energy Group. NiSource intends to register as a holding company with the Securities and Exchange Commission under the Public Utility Holding Company Act. NiSource and Columbia anticipate that the transaction can be completed by the end of 2000.

   Credit Suisse First Boston and Wasserstein Perella & Company, Inc. acted as financial advisors, and Schiff Hardin & Waite, Simpson Thacher & Bartlett and Dewey Ballantine acted as legal counsel to NiSource. Morgan Stanley Dean Witter and Salomon Smith Barney acted as financial advisors, and Sullivan & Cromwell acted as legal counsel to Columbia Energy Group.

   Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with assets of approximately $7 billion. Its operating companies engage in virtually all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. Information about Columbia Energy Group (NYSE: CG - news) is available on the Internet at www.columbiaenergygroup.com.

                                   -more-

   NiSource Inc. is a holding company whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. Further information about the company may be found on the Internet at http://www.nisource.com.

        This press release contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

        NiSource and the new holding company will be filing a registration statement, which will contain a joint proxy statement/prospectus of NiSource and Columbia Energy, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171.



                                   -more-

   NOTE TO EDITORS: TODAY'S NEWS RELEASE, ALONG WITH OTHER NEWS ABOUT NISOURCE AND COLUMBIA ENERGY GROUP IS AVAILABLE ON THE INTERNET AT www.nisource.com AND www.columbiaenergygroup.com.

   CONTACTS FOR NISOURCE:                  CONTACTS FOR COLUMBIA:
   MEDIA:                                  MEDIA:
   Maria Hibbs                             R.A. Rankin, Jr.
   (219) 647-6201                          (703) 561-6044

   INVESTORS:                              Michael Freitag
   Dennis Senchak / Rae Kozlowski          Kekst & Co.
   (219) 647-6085/(219) 647-6083           (212) 521-4896

   Barrett Godsey / Joele Frank            INVESTORS:
   Joele Frank, Wilkinson Brimmer Katcher  Thomas Hughes
   (212) 355-4449                          (703) 561-6001

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